Exhibit 99.1

Talisman Energy First Quarter Results
Solid Operational and Financial Results
Transaction with Repsol S.A. to close on May 8, 2015

CALGARY, Alberta – May 7, 2015 – Talisman Energy Inc. (TSX:TLM) (NYSE:TLM) reported its operating and unaudited financial results for the first quarter of 2015. All values are in US$ unless otherwise stated.

“Talisman delivered solid operational and financial results in the first quarter of 2015 against a backdrop of significantly lower commodity prices and our strategic decision to cut capital investment,” said Hal Kvisle, President and CEO. “Production from ongoing operations averaged 360,000 boe/d in the quarter, up slightly from the first quarter of 2014, and cash flow1 was $605 million for the quarter, supported in large part by hedging settlements.”

“We are nearing completion of our transaction with Repsol S.A. I’m extremely proud of the hard work and focus shown by Talisman employees and contractors throughout our operations to deliver these solid first quarter results during what has been an exceptionally quick transaction process. I continue to be excited about the future prospects for Talisman’s people and assets as they are integrated into the new Repsol.”

First Quarter Highlights:

•
Production from ongoing operations averaged 360,000 boe/d in the first quarter of 2015, down 1% from the previous quarter, but up 2% from the first quarter of 2014. Liquids production was 137,000 bbl/d, down 2% from the previous quarter.

•
Cash flow for the quarter was $605 million, up 19% from the previous quarter due in large part to hedging settlements in the first quarter, but down 2% from the first quarter of 2014 due to lower commodity prices year-over-year.

•
Capital spending1 for the quarter was $436 million, down 48% from last quarter and 43% from the first quarter of 2014 due to the company’s strategic decision to reduce capital investment during this time of lower commodity prices.

•	Net G&A for the quarter was $86 million, down 18% from the first quarter of 2014. The full impact of recent headcount reductions will be seen from the second quarter onwards.

•	Operating cost2 was $439 million, down 17% from the previous quarter and 15% from the first quarter of 2014.

1 The terms “cash flow” and “capital spending” are non-GAAP measures. Please see advisories and reconciliations elsewhere in this release.
2 Operating cost includes Talisman’s share of equity affiliates and joint ventures.

Update on Repsol Transaction

On December 15, 2014, Talisman announced that it had entered into an arrangement agreement with Repsol S.A. under which Repsol will acquire all of the outstanding common shares of Talisman for US $8.00 per share in cash. On February 18, 2015, holders of Talisman’s common shares and preferred shares approved the proposed arrangement at the special meeting of shareholders. Of the votes cast, over 99% of the shares of each class of shares were voted in favour of the arrangement.

On April 30, 2015, Talisman announced that the completion of the acquisition of Talisman by Repsol S.A. is scheduled to occur on May 8, 2015. Regulatory approvals required under the arrangement agreement with Repsol have been obtained. The completion of the transaction remains subject to the satisfaction of customary closing deliverables.

Financial Results

The table includes the company’s proportionate share of results from Talisman Sinopec Energy UK Limited (TSEUK) and Equion Energía Limited (Equion).

March 31, 2015	Q1 15	Q4 14	Q1 14
Cash flow ($ million)	605	508	616
Cash flow per share1	0.59	0.49	0.60
Earnings (loss) from operations ($ million)1	43	(143)	79
Net income (loss) ($ million)	(439)	(1,590)	491
Net income (loss) per share	(0.43)	(1.54)	0.47
Average shares outstanding – basic (million)	1,033	1,032	1,032

Cash flow for the quarter was $605 million, up 19% from the previous quarter due in large part to hedging settlements and lower royalties, operating expenses and tax, but down 2% from the first quarter of 2014 due to lower commodity prices year-over-year. The company realized benefits of $254 million from its 2015 hedge program and monetized a portion of its 2016 hedge book during the quarter for $251 million.

The company recorded a net loss of $439 million for the quarter, compared to a net loss of $1.59 billion last quarter due to Q4 impairment charges of $1.6 billion as a result of deterioration in forward commodity prices. In the first quarter of 2014, net income was $491 million, in part due to the gain on sale of Montney acreage in Canada.

Capital spending for the quarter was $436 million, down 48% from last quarter and 43% from the first quarter of 2014 due to the company’s strategic decision to reduce capital investment during this time of lower commodity prices.

1The terms “cash flow per share” and “earnings (loss) from operations” are non-GAAP measures. Please see advisories and reconciliations elsewhere in this release.

Production

Production from ongoing operations averaged 360,000 boe/d in the first quarter, down 1% from the previous quarter, but up 2% from the first quarter of 2014. Liquids production was 137,000 bbl/d, down 2% from the previous quarter.

Americas Operations Update

In North America, production from ongoing operations averaged 177,000 boe/d for the quarter, up 2% quarter-over-quarter due to increased volumes from Canada and the Marcellus. Year-over-year production from ongoing operations was up 12% due to higher activity in both Canada and the Marcellus. Quarter-over-quarter total liquids production is down 2% on lower volumes in Eagle Ford, partially offset by higher volumes in Greater Edson in Canada.

In the Eagle Ford, production averaged 33,000 boe/d, down 11% over the previous quarter and up 7% over the same period last year.

In the Marcellus, production for the quarter averaged 484 mmcf/d, up 3% from the previous quarter due to production brought onstream from new wells. Production is up 10% over the same period last year due to the development activity in the Friendsville area in the fourth quarter of 2014.

In Canada, production from ongoing operations for the quarter averaged 61,000 boe/d, up 11% over the previous quarter and 20% over the same period last year due to higher facility uptime and production from new wells.

In Colombia, production averaged 21,000 boe/d, flat to the previous quarter and up 6% year-over-year. In the foothills region, net Equion production averaged 18,000 boe/d.

Southeast Asia Operations Update

In Southeast Asia, production from ongoing operations averaged 119,000 boe/d, down 4% from the previous quarter and 7% year-over-year, primarily due to fluctuating market demand and payout of the carry recovery volumes at HST/HSD in Vietnam in the third quarter of 2014.

In Indonesia, production from ongoing operations averaged 66,000 boe/d during the first quarter, down 7% from the last quarter and 6% from the same period last year primarily due to fluctuating market demand.

In Malaysia, production averaged 39,000 boe/d in the first quarter, down slightly over the previous quarter and same period last year due to fluctuating gas market demand and facility downtime. This was largely offset by the commissioning of new wells at PM3 and continued strong production at Kinabalu.

In Vietnam, production averaged 10,000 boe/d, in line with the previous quarter but down year-over-year principally due to the early payout of the carry recovery volumes early in the third quarter of 2014.

Other

In Algeria, production averaged 11,000 boe/d during the first quarter, down slightly from the previous quarter and the same period last year primarily due to natural declines.

North Sea

Talisman’s share of UK production averaged 16,000 boe/d, down 6% from the previous quarter and down 11% year-over-year. The decrease was largely due to downtime at Claymore for the commissioning of the Claymore Compression Upgrade project. The project is due to be operational during the second quarter.

In Norway, average daily production was 16,000 boe/d, down 6% from the previous quarter and down 6% year-over-year. Preparation for removal of the Yme platform topsides continues with the installation of the lifting beams. Removal of the topsides is expected in 2015.

Dividend

As permitted under the Arrangement Agreement with Repsol, Talisman paid aggregate cash dividends of US$0.18 per common share since December 18, 2014, including the dividend paid on December 31, 2014 of $0.0675 per common share and the dividend paid on April 29, 2015 of $0.1125 per common share.

Upon completion of the arrangement, preferred shareholders will receive CDN$25.00 in cash together with an amount equal to all accrued and unpaid dividends thereon, up to, but excluding, the date of completion of the arrangement, totaling $0.1093 per preferred share.

About Talisman Energy Inc.

Talisman Energy Inc. is a global upstream oil and gas company, headquartered in Canada. Talisman has two core operating areas: the Americas (North America and Colombia) and Asia-Pacific. Talisman is committed to conducting business safely, in a socially and environmentally responsible manner, and is included in the Dow Jones Sustainability (North America) Index. Talisman is listed on the Toronto and New York stock exchanges under the symbol TLM. Please visit our website at www.talisman-energy.com.

For further information, please contact:

Media and General Inquiries:	Shareholder and Investor Inquiries:
Brent Anderson	Phoebe Buckland
Manager, Corporate Communications	Senior Analyst, Investor Relations
Phone: 403-237-1912	Phone: 403-237-1657
Email: tlm@talisman-energy.com	Email: tlm@talisman-energy.com

09-15

Advisories

This news release contains information that constitutes “forward-looking information” or “forward-looking statements” (collectively “forward-looking information”) within the meaning of applicable securities legislation. This forward-looking information includes, among others, statements regarding: business strategy, priorities and plans; planned drilling activities, expected commissioning of the Claymore Compression Upgrade project; expected removal of the Yme topsides; expected closing of the corporate transaction with Repsol S. A. and the expected characteristics of the resulting enterprise; and other expectations, beliefs, plans, goals, objectives, assumptions, information and statements about possible future events, conditions, results of operations or performance. The company priorities and goals disclosed in this news release are objectives only and the achievement of these objectives cannot be guaranteed.

The factors or assumptions on which the forward-looking information is based include: projected capital investment levels; the flexibility of capital spending plans and the associated sources of funding; the successful and timely implementation of capital projects; the continuation of tax, royalty and regulatory regimes; ability to obtain regulatory and partner approval; commodity price and cost assumptions; and other risks and uncertainties described in the filings made by the Company with securities regulatory authorities. The Company believes the material factors, expectations and assumptions reflected in the forward-looking information are reasonable but no assurance can be given that these factors, expectations and assumptions will prove to be correct. Forward-looking information for periods past 2015 assumes escalating commodity prices. Closing of the Repsol corporate transaction will be subject to the satisfaction of customary closing conditions.

Undue reliance should not be placed on forward-looking information. Forward-looking information is based on current expectations, estimates and projections that involve a number of risks which could cause actual results to vary and in some instances to differ materially from those anticipated by Talisman and described in the forward-looking information contained in this news release. The material risk factors include, but are not limited to: the risks of the oil and gas industry, such as operational risks in exploring for, developing and producing crude oil and natural gas; risks and uncertainties involving geology of oil and gas deposits; risks associated with project management, project delays and/or cost overruns; fluctuations in oil and gas prices, foreign currency exchange rates, interest rates and tax or royalty rates; health, safety, security and environmental risks, including risks related to the possibility of major accidents; environmental regulatory and compliance risks, including with respect to greenhouse gases and hydraulic fracturing; uncertainties as to access to capital, including the availability and cost of credit and other financing, and changes in capital markets; risks in conducting foreign operations (for example, civil, political and fiscal instability and corruption); risks related to the attraction, retention and development of personnel; changes in general economic and business conditions; the possibility that government policies, regulations or laws may change or governmental approvals may be delayed or withheld; and results of the Company's risk mitigation strategies, including insurance and any hedging activities. Fluctuations in crude oil or natural gas prices could have a material adverse effect on the Company’s operations and financial condition, the value of its oil and natural gas reserves and its level of expenditure for oil and gas exploration and development.

The foregoing list of risk factors is not exhaustive. Additional information on these and other factors which could affect the Company’s operations or financial results or strategy are included in Talisman’s most recent Annual Information Form. In addition, information is available in the Company’s other reports on file with Canadian securities regulatory authorities and the United States Securities and Exchange Commission. Forward-looking information is based on the estimates and opinions of the Company’s management at the time the information is presented. The Company assumes no obligation to update forward-looking information should circumstances or management’s estimates or opinions change, except as required by law.

Oil and Gas Information

Throughout this news release, Talisman makes reference to production volumes. Unless otherwise stated, such production volumes are stated on a gross basis, which means they are stated on a Company interest basis prior to the deduction of royalties and similar payments. In the US, net production volumes are reported after the deduction of these amounts.

Barrel of oil equivalent (boe) throughout this news release is calculated at a conversion rate of six thousand cubic feet (mcf) of natural gas for one barrel of oil (bbl). This news release also includes reference to mcf equivalents (mcfes) which are calculated at a conversion rate of one barrel of oil to 6,000 cubic feet of gas. Boes and mcfes may be misleading, particularly if used in isolation. A boe conversion ratio of 6 mcf:1 bbl and an mcfe conversion ratio of 1 bbl: 6 mcf are based on an energy equivalence conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead.

Non-GAAP Financial Measures

Included in this news release are references to financial measures commonly used in the oil and gas industry such as cash flow, earnings (loss) from operations, and capital spending. These terms are not defined by International Financial Reporting Standards (IFRS). Consequently, these are referred to as non-GAAP measures. Talisman's reported results of such measures may not be comparable to similarly titled measures reported by other companies.

Cash Flow

	Three months ended
	March 31, 2015	December 31, 2014	March 31, 2014
Cash provided by operating activities	556	605	471
Changes in non-cash working capital	94	(112)	104
Add: Exploration expenditure	26	70	52
Add: Restructuring costs	12	-	3
Add: Transaction costs1	2	13	-
Add: Current tax on disposal2	-	6	-
Less: Finance costs (cash)	(78)	(75)	(76)
Cash flow from subsidiaries	612	507	554
Add: Cash provided by operating activities from equity-accounted entities	49	(45)	(26)
Change in non-cash working capital from equity-accounted entities	(64)	(70)	93
Add: Exploration expenditure from equity-accounted entities	1	-	2
Less: Finance costs (cash) from equity-accounted entities	(5)	(4)	(7)
Add: Onerous contracts from equity-accounted entities3	9	120	-
Add: Restructuring costs	3	-	-
Cash flow from equity-accounted entities	(7)	1	62
Cash Flow4	605	508	616
Cash flow per share	0.59	0.49	0.60
Diluted cash flow per share	0.59	0.49	0.59

1.	Transaction costs relate to costs incurred in relation to the Arrangement Agreement entered into with Repsol S.A. in Q4 2014.
2.	Current tax of $6 million on the gain on disposal of SE Sumatra in Q4 2014.
3.	The TSEUK joint venture recognized a provision for onerous contracts related to drilling and vessel leases of $9 million in Q1 2015, and $120 million in Q4 2014, net to Talisman.
4.	Includes cash flow from subsidiaries and Talisman’s share of equity-accounted entities’ cash flow.

Cash flow, as commonly used in the oil and gas industry, represents net income before exploration costs, DD&A, deferred taxes and other non-cash expenses, including Talisman's share of cash flow from equity-accounted entities. Cash flow is used by the company to assess operating results between years and between peer companies using different accounting policies. Cash flow should not be considered an alternative to, or more meaningful than, cash provided by operating, investing and financing activities or net income as determined in accordance with IFRS as an indicator of the company's performance or liquidity. Cash flow per share is cash flow divided by the average number of common shares outstanding during the period. Diluted cash flow per share is cash flow divided by the diluted number of common shares outstanding during the period, as reported in the interim condensed Consolidated Financial Statements which will be filed on May 7, 2015. A reconciliation of cash provided by operating activities to cash flow is provided above.

Capital Spending

	Three Months Ended
	March 31, 2015	December 31, 2014	March 31, 2014
Subsidiaries
Exploration, development and other	295	575	547
Exploration expensed	26	70	52
Exploration and development spending – subsidiaries	321	645	599

Talisman’s share of equity-accounted entities
Exploration, development and other	114	190	167
Exploration expensed	1	-	2
Exploration and development spending – joint ventures	115	190	169

Capital spending for subsidiaries and joint ventures	436	835	768

Capital spending is calculated by adjusting the capital expenditure per the financial statements for exploration costs that were expensed as incurred and adding Talisman's share of joint ventures.

Earnings (loss) from Operations

	Three Months Ended
	March 31, 2015	December 31, 2014	March 31, 2014
Net income (loss)	(439)	(1,590)	491
Loss (gain) on disposals (tax adjusted)	4	8	(486)
Unrealized (gain) loss on financial instruments (tax adjusted)1	301	(1,034)	1
Share-based payments (tax adjusted)2	9	41	(32)
Foreign exchange on debt (tax adjusted)	(16)	(14)	3
Impairment (tax adjusted)	50	2,004	107
Restructuring costs (tax adjusted)	7	-	2
Transaction costs3	2	13	-
Onerous contracts from equity-accounted entities4	9	44	-
Derecognition of deferred tax asset5	-	202	-
Deferred tax adjustments6	116	183	(7)
Earnings (loss) from operations7	43	(143)	79

1.	Unrealized (gain) loss on financial instruments relates to the change in the period of the mark-to-market value of the Company's held-for-trading financial instruments.
2.
Share-based payments relates to the mark-to-market value of the Company's outstanding stock options and cash units at March 31 and expenses associated with performance share units. The Company's share-based payments expense is based on the difference between the Company's share price and its stock options or cash units exercise price. The Company uses the Black-Scholes option pricing model to estimate the fair value of its share-based payment plans.

3.	Transaction costs relate to costs incurred in relation to the Arrangement Agreement entered into with Repsol S.A. in Q4 2014.
4.
The TSEUK joint venture recognized a provision for onerous contracts related to drilling and vessel leases of $9 million pre-tax ($9 million after-tax) in Q1 2015, and $120 million pre-tax ($44 million after-tax) in Q4 2014, net to Talisman.

5.	During Q4 2014, the Company derecognized deferred tax assets in Malaysia, Australia, and the TSEUK joint venture.
6.	Deferred tax adjustments largely comprise tax on foreign exchange on tax pools.
7.	Earnings (loss) from operations include results and adjustments from subsidiaries and Talisman's share of equity-accounted entities.

Earnings (loss) from operations are calculated by adjusting the company's net income (loss) per the financial statements for certain items of a non-operational nature, on an after-tax basis. The adjustments include items from subsidiaries and Talisman's share of equity-accounted entities. The company uses this information to evaluate performance of core operational activities on a comparable basis between periods. A reconciliation of net income (loss) to earnings (loss) from operations is provided above.

Sensitivities

Talisman’s financial performance is affected by factors such as changes in production volumes, commodity prices and exchange rates. The estimated annualized impact of these factors for 2015 (excluding the effect of derivative contracts) is summarized in the following table, based on a Dated Brent  oil price of approximately $55/bbl, a NYMEX natural gas price of approximately $3.00/mmbtu and exchange rates of US$0.84=C$1 and UK£1=US$1.55.

(millions of $)	Net Income1	Cash Provided by Operating Activities (GAAP)2	Cash Flow (Non-GAAP)3
Volume changes
Oil – 10,000 bbls/d	25	100	105
Natural gas – 60 mmcf/d	(1)	40	45
Price changes4
Oil – $1.00/bbl	25	30	35
Natural gas (North America)5 – $0.10/mcf	25	25	25
Exchange rate changes
US$/C$ decreased by US$0.01	(5)	(5)	(5)
US$/UK£ increased by US$0.02	(5)	-	5

1. Net income includes Talisman’s share of net income (loss) from TSEUK and Equion, after tax.
2. Changes in cash flow provided by operating activities (GAAP) excludes TSEUK and Equion due to the application of equity accounting.
3. Changes in cash flow (Non-GAAP) includes TSEUK and Equion and is included for comparative purposes only.
4. The impact of price changes excludes the effect of commodity derivatives. See specific commodity derivative terms in the ‘Risk Management’ section of the MD&A, and note 16 to the interim condensed Consolidated Financial Statements which will be filed on May 7, 2015.
5. Price sensitivity on natural gas relates to North American natural gas only. The Company’s exposure to changes in the natural gas prices in Norway, Vietnam and Colombia is not material. Most of the natural gas prices in Indonesia and Malaysia are based on the price of either crude oil or high-sulphur fuel oil and, accordingly, have been included in the price sensitivity for oil. Most of the remaining part of Indonesia natural gas production is sold at a fixed price.